APPENDIX B


Morgan Stanley Technology Fund


Beginning October 25, 2002, purported class action complaints were filed in the United States District Court for the Southern District of New York against Morgan Stanley, the Fund (under its former name, the Morgan Stanley Information Fund), Morgan Stanley Investment Advisors Inc., and certain subsidiaries of Morgan Stanley alleging violations of certain federal securities laws in connection with the underwriting and management of the Fund. These actions were consolidated into one action in which plaintiffs allege, among other things, that the prospectuses and registration statements for the Fund improperly failed to disclose that research analysts employed by Morgan Stanley DW
Inc. were issuing overly optimistic stock recommendations to help Morgan Stanley obtain investment banking business, and that certain of these reports concerned companies in which the Fund was investing. A similar consolidated complaint was filed with respect to the Fund formerly called the Morgan Stanley
Technology Fund, which merged with the Fund on October 6, 2003. Both consolidated complaints were stayed pending a decision by the United States Court of Appeals for the Second Circuit of an appeal from the dismissal of a very similar complaint filed by plaintiffs against another mutual funds complex. The case involving the other mutual funds complex has settled. Thereafter, Plaintiffs filed a Second Amended Consolidated Complaint against the Fund, Morgan Stanley Investment Advisors Inc., and certain subsidiaries of Morgan Stanley, and also filed a Second Amended Consolidated Complaint against the Fund formerly called the Morgan Stanley Technology Fund, Morgan Stanley Investment Advisors Inc., and certain subsidiaries of Morgan Stanley. The defendants moved to dismiss both Complaints and that motion to dismiss was granted on February 2, 2009. The plaintiffs appealed that decision to the United States Court of Appeals for the Second Circuit. On
January 25, 2010, the Second Circuit affirmed the decision of the District Court dismissing the Complaints. The Plaintiff has agreed not to seek further appeal and the case has ended.